UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 31, 2006

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

4620 Creekstone Drive, Suite 200

Research Triangle Park

Durham North Carolina 27703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             .

Adherex Technologies Inc.

Form 6-K

On March 31, 2006, the Company issued its annual report, which contains its consolidated financial statements for the twelve-month fiscal period ended December 31, 2005 as well as the related Management’s Discussion and Analysis. A copy of the annual report is attached hereto as Exhibit 99.1. On March 31, 2006, the Company also issued a press release announcing its financial results for the twelve-month fiscal period ended December 31, 2005, a copy of which is attached hereto as Exhibit 99.2, and its Notice of Annual General Meeting of Shareholders and related Management Proxy Circular, a copy of which is attached hereto as Exhibit 99.3. These Exhibits are incorporated herein in their entirety by reference. In addition, the Company filed with the SEC its Annual Report on Form 20-F, which includes its consolidated financial statements for the fiscal period ended December 31, 2005 as well as the related Management’s Discussion and Analysis.

The information in this Form 6-K (including Exhibits 99.1 and 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Report for the twelve month fiscal period ended December 31, 2005

99.2	The Registrant’s Press Release dated March 31, 2006

99.3	Notice of Annual General Meeting of Shareholders and related Management Proxy Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date: March 31, 2006	By:	/s/ James A. Klein, Jr.
James A. Klein, Jr.
Chief Financial Officer